UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BLINK CHARGING CO.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09354A100

(CUSIP Number)

Michael D. Farkas

407 Lincoln Road, Suite 704

Miami Beach, Florida 33139

(305) 521-0200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Michael D. Farkas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,748,416(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,748,416(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,748,416(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1. Michael D. Farkas is our Chairman and Chief Executive Officer. Amount in the table represents (i) 1,092,295 shares of common stock owned directly, (ii) 4,197,616 shares of common stock held by Farkas Group Inc., of which Mr. Farkas is the President and has voting and investment power with respect to such shares, (iii) 231,441 shares of common stock held by Balance Group LLC, of which Mr. Farkas is the managing member and has voting and investment power with respect to such shares, (iv) 22,130 shares of common stock held by Ze’evi Group Inc., of which Mr. Farkas is the President and has voting and investment power with respect to such shares, (v) 7,200 shares of common stock held by the Michael D. Farkas Charitable Foundation, of which Mr. Farkas is the trustee and has voting and investment power with respect to such shares, (vi) 80 shares of common stock held by Farkas Family Irrevocable Trust, of which Mr. Farkas is the trustee and has voting and investment power with respect to such shares, (vii) 15,000 shares of common stock held by Mr. Farkas’ minor children, (viii) 36,740 shares of common stock issuable upon the exercise of stock options, and (ix) 1,145,914 shares of common stock issuable upon the exercise of warrants.

2. Based upon the combined total of: (a) the 41,610,025 shares of the Company’s common stock issued and outstanding as of January 12, 2021 and; (b) the options and warrants currently owned or issuable to Mr. Farkas.

2

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by Michael Farkas (“Mr. Farkas”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1 Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

The statement (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Blink Charging Co., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 407 Lincoln Road, Suite 704, Miami Beach, Florida 33139.

Item 2 Identity and Background.

Item 2 is hereby provided to amend Mr. Farkas’ present principal occupation and business address as follows:

Mr. Farkas’ present principal occupation or employment is serving as the Issuer’s Chairman and Chief Executive Officer. The business address of Mr. Farkas is 407 Lincoln Road, Suite 704, Miami Beach, Florida 33139.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On January 12, 2021, Mr. Farkas sold 540,000 shares of Common Stock at $41.00 per share in a public offering, for total gross proceeds of $22,140,000.00 before deducting the underwriting discount.

Item 5 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) As of the date hereof, Mr. Farkas beneficially owns 6,748,416 shares (the “Shares”) of the issued and outstanding Common Stock of the Company. Such amount represents 15.8% of the combined total of: (a) the issued and outstanding shares of the Company’s Common Stock as of the date hereof; and (b) the options and warrants currently owned or issuable to Mr. Farkas. With respect to the Shares owned by Mr. Farkas, Mr. Farkas beneficially owns (i) 1,092,295 shares of Common Stock owned directly, (ii) 4,197,616 shares of Common Stock held by Farkas Group Inc., of which Mr. Farkas is the President and has voting and investment power with respect to such shares, (iii) 231,441 shares of Common Stock held by Balance Group LLC (“Balance Group”), of which Mr. Farkas is the managing member and has voting and investment power with respect to such shares, (iv) 22,130 shares of Common Stock held by Ze’evi Group Inc., of which Mr. Farkas is the President and has voting and investment power with respect to such shares, (v) 7,200 shares of Common Stock held by the Michael D. Farkas Charitable Foundation, of which Mr. Farkas is the trustee and has voting and investment power with respect to such shares, (vi) 80 shares of Common Stock held by Farkas Family Irrevocable Trust, of which Mr. Farkas is the trustee and has voting and investment power with respect to such shares, (vii) 15,000 shares of Common Stock held by Mr. Farkas’ minor children, (viii) 36,740 shares of Common Stock issuable upon the exercise of stock options, and (ix) 1,145,914 shares of Common Stock issuable upon the exercise of warrants.

(b) Mr. Farkas holds sole voting and dispositive power over the Shares.

(c) Other than the transaction described above under Item 3, there were no transactions by Mr. Farkas or related parties in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Farkas.

(e) Not applicable.

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2021

/s/ Michael D. Farkas
Michael D. Farkas

4